INVESTMENT MANAGERS SERIES TRUST
235 W. Galena Street
Milwaukee, Wisconsin 53212

VIA EDGAR

September 9, 2015

Securities and Exchange Commission
100 F Street, NE
 Washington, DC 20549

Attention:  Division of Investment Management

Re:	Investment Managers Series Trust – File Nos. 333-122901 and 811-21719 (the “Registrant”) on behalf of the Segall Bryant & Hamill Emerging Markets Fund and the Segall Bryant & Hamill International Small Cap Fund

This letter summarizes the comments provided by Ms. Anu Dubey of the staff of the Securities and Exchange Commission (the “Commission”) by telephone on September 8, 2015, regarding the correspondence filing on September 4, 2015 in responses to comments on Post-Effective Amendment No. 650 to the Registrant’s Form N-1A registration statement with respect to the Segall Bryant & Hamill Emerging Markets Fund (the “Emerging Markets  Fund” and the Segall Bryant & Hamill International Small Cap Fund (the “Small Cap Fund” and together with the Emerging Market Fund, the “Funds”), each a series of the Registrant.

General

1.	Since the Prospectus include performance and financial information of the predecessor funds pursuant to the reorganization of the predecessor funds, please represent that the Funds will not sell shares until the Form N-14 related to the reorganization has been declared effective by the Commission.

Response:  The Registrant represents that the Funds will not sell shares until the Form N-14 related to the reorganization of the predecessor funds has been declared effective by the Commission.

PROSPECTUS

Principal Investment Strategies – Emerging Markets Fund

2.	The statement that “The Fund’s advisor considers emerging markets countries to be those countries that are not treated as developed market countries in the MSCI World Index” is too broad because it implies that any country other than the 23 countries currently identified as “developed market countries” in the MSCI World Index is an emerging market country. Please revise.

Response:  The statement has been revised in the 497 filing as follows:

"The Fund’s advisor considers emerging markets countries to be those countries included in the MSCI Emerging Markets Index, which currently includes Brazil, Chile, China, Colombia, Czech Republic, Egypt, Greece, Hungary, India, Indonesia, Korea, Malaysia, Mexico, Peru, Philippines, Poland, Russia, Qatar, South Africa, Taiwan, Thailand, Turkey and United Arab Emirates.  If the countries composing the MSCI Emerging Markets Index change, the Advisor will similarly adjust its criteria to reflect those changes."

Principal Investment Strategies – International Small Cap Fund

3.	Add disclosure that the Fund’s advisor will apply the market capitalization range on a country by country basis.

Response: The following sentence has been added in the 497 filing.

"The Advisor will consider the market capitalization range by country."

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The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing of any Post-Effective Amendment to the Registrant’s Form N-1A registration statement is the responsibility of the Registrant.  In addition, the Registrant acknowledges that any comments on or changes to disclosure in the filing of the Amendment provided by the Commission Staff, acting pursuant to its delegated authority, do not foreclose the Commission from taking any action with respect to the filing.  The Registrant also represents that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

If you have any questions or additional comments, please contact me at (626) 914-1041.  Thank you.

Sincerely,

/s/Rita Dam
Rita Dam
Treasurer
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